January 11, 2010

direct dial: (281) 681-5930

cparker@winstead.com

VIA FACSIMILE, FED EX, AND EDGAR

Ms. Julie Rizzo

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hornbeck Offshore Services, Inc. Registration Statement on Form S-4 Filed September 29, 2009 File No. 333-162197

Dear Ms. Rizzo:

In response to your letter dated October 13, 2009, we have prepared on behalf of our client, Hornbeck Offshore Services, Inc., the following response to your comment based on your consideration of our Registration Statement on Form S-4 filed September 29, 2009, File No. 333-162197 (the “Registration Statement”).

Comment and Response:

General

We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has filed as correspondence on the EDGAR system a supplemental letter (which includes the representations requested in your letter of October 13, 2009) indicating that it is registering the exchange offer in reliance on the Staff’s position in the letters referenced.

* * * * * * * *

Ms. Julie Rizzo

January 11, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions, please contact me by phone at (281) 681-5930, fax at (281) 681-5901 or

e-mail at cparker@winstead.com. We will be pleased to provide any additional information that may be necessary.

Sincerely yours,

/s/ R. Clyde Parker, Jr.
R. Clyde Parker, Jr.

Copies to:	Todd M. Hornbeck, Chairman, President and Chief Executive Officer
James O. Harp, Jr., Executive Vice President and Chief Financial Officer
Samuel A. Giberga, Senior Vice President and General Counsel
Timothy P. McCarthy, Vice President and Chief Accounting Officer